Exhibit 12.1

Regency Energy Partners LP

Ratio of Earnings to Fixed Charges

(in thousands, except for ratio amounts)

(Unaudited)

	Successor	Predecessor
	Period from Acquisition (May 26, 2010) to December 31, 2010	Period from January 1, 2010 to May 25, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Fixed charges:
Interest expense, net	$48,251	$34,541	$77,665	$62,940	$51,851	$37,182
Capitalized interest	1,425	881	1,722	2,409	1,754	511
Interest charges included in rental expense (c)	724	487	1,201	375	280	402
Distribution to the Series A Convertible Redeemable Preferred Units	3,891	1,945	3,891	—	—	—
Accretion of the Series A Convertible Redeemable Preferred Units	150	55	104	—	—	—

Total fixed charges (a)	$54,441	$37,909	$84,583	$65,724	$53,885	$38,095

Earnings:
(Loss) income from continuing operations before income taxes	$(4,176)	$(4,215)	$141,663	$87,131	$(18,320)	$(11,323)
Less:
Income from unconsolidated subsidiaries	53,493	15,872	7,886	—	—	—
Capitalized interest	1,425	881	1,722	2,409	1,754	511
Noncontrolling interests	156	406	91	312	305	—
Add:
Distributed income from unconsolidated subsidiaries	56,903	12,446	7,886	—	—	—
Fixed charges	54,441	37,909	84,583	65,724	53,885	38,095
Amortization of capitalized interest	383	113	411	279	186	131

Total earnings available for fixed charges (b)	$52,477	$29,094	$224,844	$150,413	$33,692	$26,392

Ratio of earnings to fixed charges (b)/(a) (1)	—	—	2.66	2.29	—	—
(1) Earnings were insufficient to cover fixed charges by:	$1,964	$8,815	$—	$—	$20,193	$11,703
(c) Amount approximates reasonable interest expense included within operating lease payments.